Exhibit 21.1

List of Subsidiaries

The registrant’s subsidiaries are listed below, omitting certain entities that have de minimis activity, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2016.

State of Jurisdiction
Global Water Resources, Inc.	Delaware
Global Water, LLC	Delaware
Balterra Sewer LLC.	Arizona
CP Water Company, LLC	Arizona
Hassayampa Utility Company, LLC	Arizona
Global Water – 303 Utilities Company, LLC.	Arizona
Global Water – Picacho Cove Utilities Company, LLC	Arizona
Global Water – Picacho Cove Water Company, LLC	Arizona
Global Water – Palo Verde Utilities Company, LLC	Arizona
Global Water – Santa Cruz Water Company, LLC	Arizona
West Maricopa Combine, LLC.	Arizona
Valencia Water Company, LLC.	Arizona
Water Utility of Greater Buckeye, LLC.	Arizona
Water Utility of Greater Tonopah, LLC.	Arizona
Water Utility of Northern Scottsdale, LLC.	Arizona
Willow Valley Water Co., LLC..	Arizona